SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

AMENDMENT NO. 4

TO

SCHEDULE 13E-3

(Rule 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

Pendrell Corporation

(Name of the Issuer and Person Filing Statement)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

70686R302

(CUSIP Number of Class of Securities)

Timothy M. Dozois

Corporate Counsel

Pendrell Corporation

2300 Carillon Point

Kirkland, WA 98033

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

Copy to:

John Rafferty

Morrison & Foerster

425 Market Street

San Francisco, CA 94105-2482

This statement is filed in connection with (check the appropriate box):

a.	☐	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☒	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:  ☐

Check the following box if the filing is a final amendment reporting the results of the transaction:  ☐

CALCULATION OF FILING FEE

Transaction Valuation (*)	Amount of Filing Fee (**)
$393,000	$45.55

(*)	Calculated solely for purposes of determining the filing fee. This amount assumes the fractionalization of approximately 60,000 shares of common stock that are then redeemed for $6.55 per share in cash.
(**)	The filing fee is calculated in accordance with Exchange Act Rule 0-11(b)(1) of the Securities Exchange Act of 1934, as amended, by multiplying the Transaction Valuation by 0.0001159.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $45.55	Filing Party: Pendrell Corporation

Form or Registration No.: Schedule 13E-3	Date Filed: April 14, 2017

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 is filed by Pendrell Corporation, a Washington corporation (the “Company”) on September 22, 2017 to amend the prior Schedule 13E-3 filed on May 22, 2017 (the “Schedule 13E-3”), which described a proposed reverse stock split that will allow the Company to terminate the registration of shares of its Class A common stock, $0.01 par value per share (the “Class A Stock”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). At the Company’s annual meeting of shareholders on June 14, 2017, the Company’s shareholders of record approved, subject to final action by the Company’s Board of Directors (our “Board”), an amendment to the Company’s Articles of Incorporation to effect a 1-for-100 reverse stock split of the Company’s common stock, as a result of which each shareholder owning of record fewer than 100 shares of common stock before the reverse stock split will have such shares cancelled and converted into the right to receive a cash payment in lieu of receiving a fractional share (the “Reverse Stock Split”).

On September 20, 2017, our Board set November 30, 2017 as the effective date for the Reverse Stock Split, but reserved the right to delay or cancel the Reverse Stock Split if the Reverse Stock Split will not reduce the number of record holders of Class A Stock below 300, or if the Board determines that the Reverse Stock Split is no longer in the best interests of the Company or its shareholders. The Board also authorized the de-registration and de-listing of the Class A Stock from NASDAQ promptly after completion of the Reverse Stock Split, and clarified that the Company does not currently plan to publish financial information following the expiration of the Company’s reporting obligations under the Exchange Act. The Class A Stock may continue to trade on OTC Pink®, a market often referred to as the “pink sheets.”

Capitalized terms used and not otherwise defined in this Amendment No. 4 to Schedule 13E-3 have the meanings ascribed to such terms in the Schedule 13E-3. Information contained in (i) the Company’s amended definitive proxy statement filed on Schedule 14A filed on May 22, 2017, (ii) the Company’s Annual Report on Form 10-K for the year ended December 31, 2016, which was filed by the Company on March 15, 2017, and (iii) the Company’s quarterly reports on Form 10-Q filed by the Company on April 28, 2017 and July 28, 2017 is incorporated into this Schedule 13E-3 by reference (the “Prior Filings”).

Item 1. Summary

The information set forth in the Summary of Schedule 13E-3 is amended as follows:

On June 14, 2017, the Company’s shareholders approved the Reverse Stock Split, and on September 20, 2017, the Board set November 30, 2017 as the effective date for the Reverse Stock Split.

Item 4. Subject Company Information

(a)	Material Terms. The information set forth in Section 4(a) of Schedule 13E-3 is amended as follows:

On June 14, 2017, the Company’s shareholders approved the Reverse Stock Split, and on September 20, 2017, the Board set November 30, 2017 as the effective date for the Reverse Stock Split.

Item 7. Purposes, Alternatives, Reasons and Effects

(d)	Effects. The information set forth in Section 7(d) of Schedule 13E-3 is amended as follows:

Due to the purchase of fractional shares, the number of record holders of the Company’s common stock will be reduced to approximately 190.

Item 10. Source and Amounts of Funds or Other Consideration

(a)	Source of Funds. The information set forth in Section 10(a) of Schedule 13E-3 is amended as follows:

The Company anticipates that the approximate cost of purchasing fractional shares resulting from the Reverse Stock Split will be somewhere between $537,000 (assuming a $6.55 purchase price) and $582,000 (assuming a $7.09 purchase price, which is the closing price on the date of this amendment), and that the number of record holders of the Company’s common stock will be reduced to approximately 190.

Item 13. Financial Statements

(a)	Financial Information. The information set forth in Section 13(a) of Schedule 13E-3 is amended as follows:

The audited financial statements and unaudited interim financial statements in the Prior Filings are incorporated by reference into this amendment.

SIGNATURE

After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

PENDRELL CORPORATION

Dated: September 22, 2017	By:	/s/ Timothy M. Dozois
Timothy M. Dozois
Corporate Counsel and Corporate Secretary

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